UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2004

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: February 27, 2004	By:	/s/ RANDY MILNER Name: Randy Milner Title: Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

For immediate release

METHANEX CORPORATION TO PRESENT AT THE RAYMOND JAMES INSTITUTIONAL INVESTORS CONFERENCE

February 26, 2004

Methanex Corporation will be presenting at the 25th Annual Raymond James Institutional Investors Conference being held February 29 through March 3, 2004 in Orlando, Florida. Mr. Bruce Aitken, Methanex’s President and Chief Operating Officer, will speak to investors on March 1st at approximately 11:30 a.m. Eastern Time.

Interested participants can access a live audio webcast of the presentation and slide materials through the Company’s website at www.methanex.com/investorcentre/corporateevents.htm. In order to access the webcast, participants will need to register at the site (Login: event / Password: viewer). The webcast will last for approximately 30 minutes.

Methanex is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

- end -

Inquiries:

Chris Cook
Director, Investor Relations

Phone: (604) 661-2600